PicoCELA Inc.

May 20, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Eranga Dias

Re:	PicoCELA Inc.
Registration Statement on Form F-1, as amended (File No. 333-285764)
Initially Filed on March 13, 2025

Dear Mr. Dias:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, PicoCELA Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to and that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, of May 22, 2025, or as soon thereafter as practicable.

Very truly yours,

PicoCELA Inc.

By:	/s/ Hiroshi Furukawa
Name:	Hiroshi Furukawa
Title:	Chief Executive Officer and Representative Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC